SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

TELUS INTERNATIONAL (CDA) INC.
(Name of the Issuer)

TELUS International (Cda) Inc.
TELUS Corporation
(Name of Person(s) Filing Statement)
Subordinate Voting Shares, no par value
(Title of Class of Securities)
87975H100
(CUSIP Number of Class of Securities)

Michel Belec TELUS International (Cda) Inc. Floor 5, 510 West Georgia Street Vancouver, BC V6B 0M3 (604) 695-6400	Andrea Wood TELUS Corporation 23rd Floor, 510 West Georgia Street Vancouver, BC V6B 0M3 (604) 697-8044
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:
Adam M. Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Lona Nallengara Scott Petepiece Sean Skiffington Allen Overy Shearman Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000
This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer.

☒
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION REQUIRED BY SCHEDULE 13E-3
INTRODUCTION
This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) TELUS International (Cda) Inc., a corporation existing under the laws of British Columbia, Canada (“TELUS Digital”) and the issuer of the subordinate voting shares (the “Subordinate Voting Shares”) that are the subject of the Rule 13e-3 transaction, and (ii) TELUS Corporation, a corporation existing under the laws of British Columbia, Canada (“Purchaser”).
This Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”), pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), contemplated by the Arrangement Agreement, dated as of September 1, 2025, between Purchaser and TELUS Digital (the “Arrangement Agreement” and the transactions contemplated by the Arrangement Agreement, the “Arrangement”), pursuant to which Purchaser will acquire all of the outstanding multiple voting shares of TELUS Digital (the “Multiple Voting Shares”) and Subordinate Voting Shares (other than those Multiple Voting Shares and Subordinate Voting Shares held by Purchaser) for (i) $4.50 in cash, (ii) 0.273 of a Purchaser common share, or (iii) $2.25 in cash and 0.136 of a Purchaser common share, for each Multiple Voting Share or Subordinate Voting Share. Shareholders electing alternative (ii) or (iii) will be subject to proration such that the aggregate consideration will include no more than 25% in Purchaser common shares (estimated to be no more than 8,179,813 Purchaser common shares as of the date of the Arrangement Agreement). A copy of the Plan of Arrangement is attached as Appendix B to the Management Information Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”) and a copy of the Arrangement Agreement is attached as Exhibit (d)(i) hereto. A special meeting of TELUS Digital’s shareholders has been called for October 27, 2025 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix B to the Circular (the “Arrangement Resolution”). The Circular is being provided to TELUS Digital’s shareholders pursuant to applicable Canadian securities laws and the Business Corporations Act (British Columbia).
If the Arrangement Resolution is approved by (i) at least 66 2∕3% of the votes cast by the holders of Multiple Voting Shares and the holders of the Subordinate Voting Shares, present in person or represented by proxy at the Meeting, voting together as a single class; and (ii) a simple majority of the votes cast by the holders of Subordinate Voting Shares, present in person or represented by proxy at the Meeting, excluding for the purposes of this clause (ii), votes attached to Subordinate Voting Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, the Arrangement is expected to close in the fourth quarter of 2025, subject to court approval and customary closing conditions.
The cross-references in this Transaction Statement are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Circular of the information required to be included in response to the applicable items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Circular and the appendices thereto. Capitalized terms used but not defined in this Transaction Statement have the respective meanings given to them in the Circular.
All information contained in, or incorporated by reference into, this Transaction Statement and the Circular concerning each Filing Person has been supplied by such Filing Person.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the sections of the Circular entitled “Summary” and “Frequently Asked Questions About the Meeting and the Arrangement” is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.
(a) — Name and Address.
The name of the subject company is TELUS Digital. The address and telephone number of the subject company’s principal executive office are as follows:
TELUS International (Cda) Inc.
Floor 5, 510 West Georgia Street
Vancouver, BC V6B 0M3
(604) 695-3455
The information set forth in the Circular under the caption “Information Concerning the Company” is incorporated herein by reference.
(b) — Securities.
The subject class of equity securities is subordinate voting shares, without par value, of TELUS Digital.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Shareholder Approval of the Arrangement”

•
“Information Concerning the Meeting — Who can vote”

•
“Information Concerning the Company — Description of Share Capital”

(c) — Trading Market and Price.
The information set forth in the Circular under the caption “Information Concerning the Company — Price Range and Trading Volume” is incorporated herein by reference.
(d) — Dividends.
The information set forth in the Circular under the caption “Information Concerning the Company — Dividends or Capital Distributions” is incorporated herein by reference.
(e) — Prior Public Offerings.
The information set forth in the Circular under the caption “Information Concerning the Company — Prior Distributions” is incorporated herein by reference.
(f) — Prior Stock Purchases.
The information set forth in the Circular under the caption “Information Concerning the Company — Previous Purchases and Sales” is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a) — Name and Address.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Information Concerning the Company”

•
“Information Concerning the Company — Ownership of Securities”

•
“Information Concerning TELUS”

•
“Additional Information”

•
“Appendix G — Information Concerning TELUS”

•
“Appendix I — Directors and Executive Officers of the Company and Purchaser”

(b) — Business and Background of Entities.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Information Concerning the Company”

•
“Information Concerning TELUS”

•
“Appendix G — Information Concerning TELUS”

•
‘‘Appendix I — Directors and Executive Officers of the Company and Purchaser”

(c) — Business and Background of Natural Persons.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Information Concerning the Company”

•
“Information Concerning TELUS”

•
“Appendix G — Information Concerning TELUS”

•
“Appendix I — Directors and Executive Officers of the Company and Purchaser”

ITEM 4.   TERMS OF THE TRANSACTION.
(a)(1) — Material Terms: Tender Offers.
N/A.
(a)(2) — Material Terms: Mergers or Similar Transactions.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Purpose of the Meeting”

•
“Summary — The Arrangement”

•
“Summary — Effect on Shares”

•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Reasons for the Arrangement”

•
“Summary — Purchaser’s Purpose and Reasons for the Arrangement”

•
“Summary — MI 61-101 Requirements”

•
“Summary — Procedural Safeguards for Shareholders”

•
“Summary — Income Tax Considerations”

•
“Summary — Notice to Holders in the United States”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — Financial Advisor Discussion Materials Provided to TELUS”

•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement”

•
“Special Factors — Shareholder Approval of the Arrangement”

•
“Information Concerning the Meeting — Who can vote”

•
“The Arrangement — Sources of Funds for the Arrangement”

•
“The Arrangement — Accounting Treatment of the Arrangement”

•
“The Arrangement — Securities Law Matters”

•
“The Arrangement Agreement”

•
“Risk Factors — Risks Related to the Arrangement — Rights of Former Minority Shareholders after the Arrangement”

•
“Risk Factors — Risks Related to the Arrangement — The Resulting Tax Payable by Shareholders”

•
“Information Concerning TELUS”

•
“Certain Canadian Federal Income Tax Considerations”

•
“Certain U.S. Federal Income Tax Considerations”

•
“Appendix G — Information Concerning TELUS”

(c) — Different Terms.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement”

•
“The Arrangement Agreement”

•
“Information Concerning TELUS”

•
“Appendix G — Information Concerning TELUS”

(d) — Appraisal Rights.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Procedural Safeguards for Shareholders”

•
“Summary — Rights of Dissent”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Special Factors — Court Approval of the Arrangement — Dissenting Holders’ Rights”

•
“The Arrangement — Securities Law Matters — Canadian Securities Law Matters — Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions — Minority Approval”

•
“Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Dissenting Holders”

•
“Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Non-Resident Dissenting Holders”

•
“Certain U.S. Federal Income Tax Considerations — U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement”

•
“Appendix C — Interim Order”

•
“Appendix H — Dissent Provisions of the BCBCA”

(e) — Provisions for Unaffiliated Security Holders.
The information set forth in the Circular under the following captions is incorporated herein by reference.
•
“Special Factors — Provisions for Unaffiliated Security Holders”

(f) — Eligibility for Listing or Trading.
The information set forth in the Circular under the following captions is incorporated herein by reference.
•
“Summary — Stock Exchange Approval”

•
“Special Factors — Effect and Details of the Arrangement — Stock Exchange and Reporting Issuer Status”

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) — Transactions.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Information Concerning the Company — Previous Purchases and Sales”

•
“Information Concerning the Company — Prior Distributions”

•
“TELUS Digital Proposed Refinancing”

•
“Interest of Informed Persons in Material Transactions”

(b) – (c) Significant Corporate Events; Negotiations or Contacts.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Support and Voting Agreements”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement”

•
“The Arrangement — Support and Voting Agreements”

•
“The Arrangement Agreement”

•
“Information Concerning the Company — Material Changes in the Affairs of the Company”

•
“Information Concerning the Company — Prior Distributions”

•
“Interest of Informed Persons in Material Transactions”

•
“Appendix B — Plan of Arrangement”

(e) — Agreements Involving the Subject Company’s Securities.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Purpose of the Meeting”

•
“Summary — The Arrangement”

•
“Summary — Support and Voting Agreements”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“The Arrangement — Sources of Funds for the Arrangement”

•
“The Arrangement — Support and Voting Agreements”

•
“The Arrangement — Voting by the Company’s Directors and Officers”

•
“The Arrangement Agreement”

•
“Information Concerning The Company — Commitments to Acquire Securities of TELUS Digital”

•
“Interest of Informed Persons in Material Transactions”

•
“Appendix B — Plan of Arrangement”

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b) — Use of Securities Acquired.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Purchaser’s Purpose and Reasons for the Arrangement”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement — Stock Exchange and Reporting Issuer Status”

(c)(1) – (8) — Plans.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement — Stock Exchange and Reporting Issuer Status”

•
“The Arrangement Agreement — Exchanges Delisting”

•
“Information Concerning the Company — Material Changes in the Affairs of the Company”

•
“Appendix B — Plan of Arrangement”

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(a) — Purposes.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Purchaser’s Purpose and Reasons for the Arrangement”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

(b) — Alternatives.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Reasons for the Arrangement”

•
“Summary — Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

(c) — Reasons.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Reasons for the Arrangement”

•
“Summary — Purchaser’s Purpose and Reasons for the Arrangement”

•
“Summary — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

(d) — Effects.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — The Arrangement”

•
“Summary — Reasons for the Arrangement”

•
“Summary — Purchaser’s Purpose and Reasons for the Arrangement”

•
“Summary — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Summary — Income Tax Considerations”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Special Factors — Effect and Details of the Arrangement”

•
“The Arrangement — Securities Law Matters”

•
“The Arrangement Agreement”

•
“Risk Factors — Risks Related to the Arrangement — Rights of Former Minority Shareholders after the Arrangement”

•
“Risk Factors — Risks Related to the Arrangement — The Resulting Tax Payable by Shareholders”

•
“Information Concerning the Company — Material Changes in the Affairs of the Company”

•
“Certain Canadian Federal Income Tax Considerations”

•
“Certain U.S. Federal Income Tax Considerations”

•
“Appendix B — Plan of Arrangement”

ITEM 8.   FAIRNESS OF THE TRANSACTION.
(a) – (b) — Fairness; Factors Considered in Determining Fairness.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Reasons for the Arrangement”

•
“Summary — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Summary — Formal Valuation and Opinions”

•
“Summary — Court Approval of the Arrangement”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — Formal Valuation and Opinions — BMO Formal Valuation and Opinion”

•
“Special Factors — Formal Valuation and Opinions — BofA Fairness Opinion”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Special Factors — Court Approval of the Arrangement”

•
“Appendix E — BMO Formal Valuation and Opinion”

•
“Appendix F — BofA Fairness Opinion”

(c) — Approval of Security Holders.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Purpose of the Meeting”

•
“Summary — Reasons for the Arrangement”

•
“Summary — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Summary — MI 61-101 Requirements”

•
“Summary — Procedural Safeguards for Shareholders”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — Shareholder Approval of the Arrangement”

•
“The Arrangement — Securities Law Matters — Canadian Securities Law Matters”

(d) — Unaffiliated Representative.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — Provisions for Unaffiliated Security Holders”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

(e) — Approval of Directors.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Support and Voting Agreements”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“The Arrangement — Support and Voting Agreements”

•
“The Arrangement — Voting by the Company’s Directors and Officers”

•
“Risk Factors — Risks Related to the Arrangement — Directors and officers of the Company have interests in the Arrangement that are different from those of Shareholders generally”

•
“Interest of Informed Persons in Material Transactions”

(f) — Other Offers.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Reasons for the Arrangement”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Reasons for the Arrangement”

•
“The Arrangement — Securities Law Matters”

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Reasons for the Arrangement”

•
“Summary — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Summary — Formal Valuation and Opinions”

•
“Summary — Financial Advisor Discussion Materials Provided to TELUS”

•
“Frequently Asked Questions About the Meeting and the Arrangement”

•
“Special Factors — Background to the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — Reasons for the Arrangement”

•
“Special Factors — Formal Valuation and Opinions — BMO Formal Valuation and Opinion”

•
“Special Factors — Formal Valuation and Opinions — BofA Fairness Opinion”

•
“Special Factors — Financial Advisor Discussion Materials Provided to TELUS”

•
“Special Factors — Position of the Purchaser as to the Fairness the Arrangement”

•
“The Arrangement — Securities Law Matters”

•
“Appendix E — BMO Formal Valuation and Opinion”

•
“Appendix F — BofA Fairness Opinion”

•
The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of TELUS Digital during its regular business hours by any interested security holder or representative who has been so designated in writing.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
(a) – (b) — Source of Funds; Conditions
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“The Arrangement — Sources of Funds for the Arrangement”

•
“The Arrangement Agreement — Assistance with Financing”

(c) — Expenses.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Formal Valuation and Opinions — BMO Formal Valuation and Opinion — Engagement of BMO Capital Markets by the Special Committee”

•
“Special Factors — Formal Valuation and Opinions — BofA Fairness Opinion — Miscellaneous”

•
“Expenses”

(d) — Borrowed Funds.
•
N/A

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) — Securities Ownership.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Information Concerning the Meeting — Who can vote”

•
“The Arrangement — Securities Held by Directors and Senior Officers of the Company”

•
“The Arrangement — Securities Held by Directors and Senior Officers of the Purchaser”

•
“Interest of Informed Persons in Material Transactions”

(b) — Securities Transactions.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Information Concerning the Company — Previous Purchases and Sales”

•
“Information Concerning the Company — Prior Distributions”

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.
(d) — Intent to Tender or Vote in a Going-Private Transaction.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Support and Voting Agreements”

•
“The Arrangement — Support and Voting Agreements”

•
“The Arrangement — Voting by the Company’s Directors and Officers”

•
“The Arrangement — Voting by TELUS’ Directors and Officers”

(e) — Recommendations of Others.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Summary — Recommendation of the Board and the Special Committee”

•
“Summary — Purchaser’s Purpose and Reasons for the Arrangement”

•
“Summary — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Special Factors — Recommendation of the Special Committee”

•
“Special Factors — Recommendation of the Board”

•
“Special Factors — The Purchaser’s Purpose and Reasons for the Arrangement”

•
“Special Factors — Position of the Purchaser as to the Fairness of the Arrangement”

•
“Special Factors — Interests of Certain Persons in the Arrangement”

ITEM 13.   FINANCIAL STATEMENTS.
(a) — Financial Information.
The audited financial statements set forth in TELUS Digital’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, beginning on page F-1 of such Annual Report on Form 20-F, filed with the SEC on February 13, 2025, are incorporated by reference herein. The unaudited interim financial statements for the three and six months ended June 30, 2025 and June 30, 2024 attached as Exhibit 99.1 to TELUS Digital’s Report on Form 6-K, furnished to the SEC on August 1, 2025, are incorporated by reference herein.

The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Information Concerning the Company — Selected Historical Financial Information”

(b) — Pro Forma Information.
N/A.
(c) — Summary Information.   The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Information Concerning the Company — Selected Historical Financial Information”

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) — Solicitations or Recommendations.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Information Concerning the Meeting — Solicitation by Management”

•
“The Arrangement Agreement — Expenses”

•
“Expenses”

(b) — Employees and Corporate Assets.
The information set forth in the Circular under the following captions is incorporated herein by reference:
•
“Special Factors — Interests of Certain Persons in the Arrangement”

•
“Information Concerning the Meeting — Solicitation by Management”

•
“The Arrangement Agreement — Expenses”

•
“Expenses”

ITEM 15.   ADDITIONAL INFORMATION.
(b) — Golden Parachute Compensation.
N/A.
(c) — Other Material Information.
The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

ITEM 16.   EXHIBITS.
Exhibit No.	Description
(a)(2)(i)	Management Information Circular of TELUS International (Cda) Inc. (the “Company”), dated September 17, 2025.
(a)(2)(ii)	Form of Proxy for the holders of subordinate voting shares.
(a)(2)(iii)	Form of Proxy for the holders of multiple voting shares.
(a)(2)(iv)	Form of Voting Instruction Form.
(a)(2)(v)	Letter of Transmittal and Election Form for the registered holders of subordinate voting shares.
(a)(2)(vi)	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).
(a)(2)(vii)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).
(a)(2)(viii)	Press Release, dated September 2, 2025 (incorporated by reference to Exhibit 99.1 to TELUS Digital’s Report on Form 6-K furnished to the SEC on September 2, 2025).
(c)(i)	Formal Valuation and Opinion of BMO Nesbitt Burns Inc. (“BMO Capital Markets”), dated September 1, 2025 (incorporated by reference to Appendix E of the Circular).
(c)(ii)	Fairness Opinion of BofA Securities, Inc. (“BofA”), dated September 1, 2025 (incorporated by reference to Appendix F of the Circular).
(c)(iii)	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 6, 2025.
(c)(iv)	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 13, 2025.
(c)(v)	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 20, 2025.
(c)(vi)	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 27, 2025.
(c)(vii)	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 3, 2025.
(c)(viii)	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 17, 2025.
(c)(ix)	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 23, 2025.
(c)(x)	Special Committee Discussion Materials Provided by BofA to the Special Committee on September 1, 2025.
(c)(xi)	Special Committee Discussion Materials Provided by BMO Capital Markets to the Special Committee on July 31, 2025.
(c)(xii)	Special Committee Discussion Materials Provided by BMO Capital Markets to the Special Committee on September 1, 2025.
(c)(xiii)	TELUS Draft Discussion Materials Provided by Barclays to TELUS on August 12, 2025.
(c)(xiv)	TELUS Discussion Materials (Indications of Value Reference Materials) Provided by Barclays to TELUS on August 23, 2025.
(c)(xv)	TELUS Discussion Materials (Indications of Value Summary) Provided by Barclays to TELUS on August 23, 2025.
(d)(i)
Arrangement Agreement, dated September 1, 2025, between TELUS and the Company (the “Arrangement Agreement”) (incorporated by reference to Exhibit 11 to Amendment No. 4 to the Schedule 13D filed by TELUS with the SEC on September 2, 2025 (the “Schedule 13D/A”)).

(d)(ii)	Plan of Arrangement under the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix B of the Circular).

Exhibit No.	Description
(d)(iii)
Support and Voting Agreement, dated September 1, 2025, between Riel B.V. and TELUS Corporation (incorporated by reference to Exhibit 99.2 to TELUS Digital’s Report on Form 6-K filed with the SEC on September 11, 2025).

(d)(iv)
Form of Director and Officer Support and Voting Agreement entered into between TELUS and each director and officer of the Company (incorporated by reference to Exhibit 12 to the Schedule 13D/A (see Schedule E to the Arrangement Agreement attached as Exhibit 11 to the Schedule 13D/A).

(f)(i)	Interim Order (incorporated herein by reference to Appendix C to the Circular)
(f)(ii)	Part 9, Division 5 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix H of the Circular).
107	Filing Fee Table.
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SIGNATURES
After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
TELUS International (Cda) Inc.
Date: September 17, 2025	By:	/s/ Michel Belec
		Name:	Michel Belec
		Title:	Chief Legal Officer and Corporate Secretary
TELUS Corporation
Date: September 17, 2025	By:	/s/ Mario Mele
		Name:	Mario Mele
		Title:	Senior Vice President and Treasurer